CONVERSION AGREEMENT

     This Agreement (this "Agreement") in entered into by and between Global Marketing Associates, Inc. ("GMA") and Trinity Companies, Inc. (The "Company") as of August 8, 2002.

     The Company and GMA, the owner of certain convertible debt issued by the Company in the principal amount of $166,963 evidenced by that certain Promissory Note with Rights of Conversion attached hereto as Exhibit A ("the Note"), hereby agree that the principal amount of the Note and accrued interest thereon shall be converted into 3,200,000 shares of the Company's Common Stock (the "Conversion Shares"), equivalent to 19,16592 shares for every dollar of principal converted; provided, that such conversion shall be effected only after the Company completes an acquisition of a new business opportunity and does not result in GMA and/or its successors and assigns being treated as an affiliate of the Company.

Fifty percent (50%) of all Conversion Shares shall be subject to a lock-up ("Lock-Up Shares") whereby the holder of such Lock-up Shares shall not, without prior written consent of the Company's board of directors, during the period commencing on the date of the conversion and ending on the second anniversary of the date of such conversion, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any of the Lock-Up Shares, or any securities convertible into, exchangeable for or that represent the right to receive Lock-Up Shares.

     The foregoing restriction is expressly agreed to preclude the undersigned from engaging in any hedging or other transaction that is designed to or reasonably expected to lead to or result in a sale or disposition of the Lock-Up Shares. Such prohibited hedging or other transactions would include, without limitation, any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Lock-Up Shares or with respect to any security that includes, relates to, or derives any significant part of its value from such Lock-Up Shares.

     The Lock-up Shares shall be subject to an entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of Lock-up Shares except in compliance with the foregoing restrictions and to the imposition of a legend on such shares referencing or reflecting the restrictions contained in this Agreement.

     This Agreement may be assigned by GMA in part or in whole. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     This Agreement may be assigned by GMA in part or in whole. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

     This Agreement may be executed in counterparts, each of which is an original and all of which together constitute one and the same instrument.


                                   THE COMPANY:


                                   Trinity Companies, Inc.

                                   ________________________________
                                   By: Doug Cole
                                   Its: President


                                   Global Marketing Associates, Inc.

                                   ________________________________
                                   By:
                                   Its: